Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 7, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 139

Nuveen Formula 10 Dow Portfolio, 2Q 2016

Nuveen Formula 30 S&P Portfolio, 2Q 2016

File Nos. 333-210961 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated May 18, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Trusts, Series 139, filed on April 27, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Formula 10 Dow Portfolio, 2Q 2016 and Nuveen Formula 30 S&P Portfolio, 2Q 2016 (collectively, the “Trusts” and individually, a “Trust”).

Nuveen Formula 10 Dow Portfolio, 2Q 2016 Prospectus

Principal Risks (p. 3)

1. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected “for reasons such as the following.” Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust. This comment applies to the Nuveen Formula 30 S&P Portfolio, 2Q 2016, as well.

Response: The disclosure has been revised as requested.

2. Please include a risk factor disclosing that certain actions taken by the portfolio consultant may have an adverse effect on the prices of the securities included in the Trust (discussed on page B-21). This comment applies to the Nuveen Formula 30 S&P Portfolio, 2Q 2016, as well.

Response: The disclosure has been revised as requested.

3. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-25). This comment applies to the Nuveen Formula 30 S&P Portfolio, 2Q 2016, as well.

Response: The disclosure has been revised as requested.

Fee Table (pp. 6-9)

4. Please bold the statement in footnote (6) that “In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected.” This comment applies to the Nuveen Formula 30 S&P Portfolio, 2Q 2016, as well.

Response: The disclosure has been revised as requested.

Example (p. 10)

5. Please define “Standard Account” and “Fee Based Account” before or concurrently with using the terms. This comment applies to the Nuveen Formula 30 S&P Portfolio, 2Q 2016, as well.

Response: The disclosure has been revised to reference the definition that is given later in the prospectus.

Nuveen Formula 30 S&P Portfolio, 2Q 2016 Prospectus

Principal Risks (p. 14)

6. Given your statement that “[t]he Trust will invest in 30 high dividend yielding securities in the S&P 500 Index,” it is unclear why you have included investing in foreign securities and investing in mid-cap companies as Principal Risks. Please advise or revise.

Response: With regard to foreign securities, according to the current methodology for the S&P 500 Index, the domicile determination for a company is based on a number of factors, such as whether the company files an annual 10-report, the location of the plurality of the company’s revenues, the location of its primary listing and its country of headquarters or incorporation. Because the S&P 500 Index makes a determination based on a number of factors, it is possible to include a foreign company that trades on an U.S. exchange in the S&P 500 Index and, consequently, the Trust’s portfolio. If such securities are not included in the final portfolio, the risk disclosures pertaining to foreign securities will be removed.

With regard to mid-cap companies, according to the current methodology for the S&P 500 Index, the S&P 500 Index may include companies with a market capitalization of $5.3 billion USD or greater. Therefore, it is possible that mid-cap companies may be included in the S&P 500 Index and, consequently, the Trust’s portfolio. If such securities are not included in the final portfolio, the risk disclosures pertaining to mid-cap companies will be removed.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren